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H Partners Exposes Harley-Davidson's Most Recent Attempts to Mislead Shareholders

Prepared by H Partners Management, LLC

April 2025

Disclaimer

The materials contained herein (the "Materials") represent the opinions of H Partners Management, LLC and the other participant in its proxy solicitation (collectively, "H Partners," or "we") and are based on publicly available information with respect to Harley-Davidson, Inc. ("Harley-Davidson", "Harley", "H-D" or the "Company"). H Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with H Partners' conclusions. H Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. H Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by H Partners herein are based on assumptions that H Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

H Partners beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause H Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that H Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and H Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of H Partners. Although H Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. H Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, H Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.



The Board Is Attempting to Distract Shareholders from What Matters: the Company's Significant Underperformance and the Board's Failure to Hold Themselves Accountable

- Over Jochen Zeitz's tenure as CEO, shareholders have suffered a $2 billion loss in equity value and the Company's shares have underperformed relevant benchmarks by ~80%[1]

- Despite this alarming underperformance and value destruction, the three entrenched and long-tenured directors we are targeting in our withhold campaign – Jochen Zeitz, Thomas Linebarger, and Sara Levinson – appear complacent and out-of-touch with reality

Company Statement	Reality
• "We have successfully executed the Hardwire" – April 8, 2025	• The Company has failed to achieve each of the strategy's six pillars as well as its foundation of desirability
• "The decisions we have made and the bold actions we have taken have generated significant value for all of our shareholders" – April 21, 2025	• Shareholders have suffered a $2 billion loss in equity value and the Company's shares have underperformed relevant benchmarks by ~80% over Mr. Zeitz's tenure as CEO
• "Harley-Davidson is managing through one of the most challenging operating environments in its history" – April 25, 2025	• The U.S. motorcycle 601cc+ category excluding Harley has grown sales by 23% over Mr. Zeitz's tenure as CEO, while Harley's sales have fallen by 24%
• "Your board is delivering value to shareholders" – April 25, 2025	• Under Mr. Zeitz, Mr. Linebarger and Ms. Levinson, Harley's total shareholder returns have underperformed by -335%, -403%, and -816%, respectively[2]
• "[The Board's] institutional knowledge of the Company is invaluable in choosing the strongest CEO candidate" – April 25, 2025	• More than $9 billion in equity value has been destroyed following two CEO succession processes overseen by Mr. Zeitz, Mr. Linebarger, and Ms. Levinson in the past decade[3]



Source: Company SEC filings; H Partners primary research; Capital IQ
(1) Underperformance is in relation to the S&P 400 Consumer Discretionary and S&P 400 MidCap Indices between Feb. 28, 2020, and April 8, 2025.
(2) Underperformance is in relation to the S&P 400 Consumer Discretionary Index from each Director's respective start date on the Board through April 8, 2025.
(3) Calculated from May 1, 2015, through April 8, 2025.

The Company's Defined "Peer" Group of Powersports, Boat, and Motorhome Manufacturers Is Not a Relevant Comparison to Harley-Davidson


> ## We compete directly with similarly sized leisure companies, including those in powersports and boats
>
> – Harley-Davidson 8-K filed April 25, 2025

- In its presentation published on April 25, 2025, the Company compares its performance to powersports players BRP Inc. ("BRP") and Polaris Inc. ("Polaris"), boat manufacturer Brunswick Corp. ("Brunswick"), and motorhome manufacturers Thor Industries Inc. ("Thor") and Winnebago Industries Inc. ("Winnebago")

- However, only two of the five companies that the Company defines as "peers" even sell motorcycles, and even for them, motorcycles represent only a small portion of their revenue:
    - At Polaris, motorcycles represent ~10% of revenue
    - At BRP, motorcycle revenue is so small that it is not even reported

- Of the other three "peer" companies it selected, Brunswick primarily manufactures boats, while Thor and Winnebago manufacture motorhomes – markets in which Harley does not compete at all

- Another key distinction: none of the five companies have a captive finance subsidiary like Harley's, and none have an iconic brand

	% of Sales From:			
	Motorcycles & Accessories	**Financial Services**	**Iconic Brand?**	**Description**
Harley-Davidson Inc.	**82%**	**18%**	**Yes**	Iconic American motorcycle manufacturer with a captive finance subsidiary
Polaris Inc.	~10%	0%	No	Manufacturer of marine and powersports products, including off-road vehicles, snowmobiles, boats, and on-road motorcycles
BRP Inc.	De Minimis	0%	No	Manufacturer of marine and powersports products, including off-road vehicles, snowmobiles, personal watercrafts, boats, and electric motorcycles
Brunswick Corp	0%	0%	No	Manufacturer of recreational marine products as well as parts and accessories for the marine and recreational vehicle ("RV") markets
Thor Industries Inc.	0%	0%	No	Manufacturer of RVs
Winnebago Industries Inc.	0%	0%	No	Manufacturer of RVs and marine products



Source: BRP, Brunswick, H-D, Polaris, Thor, and Winnebago SEC filings. H Partners primary research.

The Company Continues to Mislead Investors by Obfuscating its Motorcycle Segment's Results and By Referencing Self-Serving Performance Periods

- In the Company's benchmarking analysis, it compares Harley's consolidated results from FY 2022-2024 to its defined "peer" group of powersports, boat, and motorhome manufacturers. However, this analysis is highly misleading for two reasons:
    1. **None of the Company's defined "peers" have a captive finance subsidiary**
        - The operating margin and cash flow conversion of Harley's captive finance subsidiary, Harley-Davidson Financial Services Inc. ("HDFS"), is significantly higher than that of its non-finance business (or Harley's "Motorcycle Segment")
        - Over the course of Mr. Zeitz's tenure, HDFS produced just under half of Harley's cumulative operating income
    2. **Furthermore, the Company's measurement period of FY 2022-2024 is cherry-picked**
        - Mr. Zeitz has been Harley's CEO since February 28, 2020 – any comparison to benchmark his impact on the business should include the entirety of his tenure, not a self-serving subset of his tenure





Source: Company SEC filings.
Note: Harley's "Motorcycle Segment" represents the results of the Company's Non-Financial Services Entities as presented in Harley's Form 10-K.
(1) Operating margin is calculated using operating income divided by revenues accumulated over the respective measurement period.
(2) FCF is defined as operating cash flow less capital expenditures less dividends from HDFS over the relevant measurement period. EBITDA is measured as operating income plus depreciation and amortization, over the relevant measurement period.



Harley's Motorcycle Segment Has Not "Significantly Outperformed" the Company's Defined "Peer" Group Over Mr. Zeitz's Tenure

- In its presentation, the Company compares Harley's operating income margin and free cash flow conversion (i.e., free cash flow as % of EBITDA) from FY 2022-2024 to the median of its defined "peer" group of BRP, Brunswick, Polaris, Thor, and Winnebago

    - As discussed earlier, we don't believe the Company's defined "peer" group is a relevant comparison to Harley's Motorcycle Segment

    - But even if it were a relevant comparison, the Company's claims are highly misleading

- The Company touts that Harley's operating margins are ~400bps higher than the "peer" group's median and that Harley's free cash flow conversion is >2x higher than the "peer" group's median

    - However, a comparison of Harley's Motorcycle Segment to the Board's defined "peer" group over Mr. Zeitz's tenure (FY '20-'24), shows that Harley's Motorcycle Segment's margins underperform the "peer" group by ~200bps and that Harley's Motorcycle Segment's cash conversion is only modestly higher than the "peer" group



FY 2020-2024 Operating Margin(1)

~200bps Margin Gap

Harley's Motorcycle Segment: 7%
"Peer" Group Median: 9%



FY 2020-2024 FCF as % of EBITDA(2)

Harley's Motorcycle Segment: 52%
"Peer" Group Median: 42%



Source: BRP, Brunswick, H-D, Polaris, Thor, and Winnebago SEC filings.
Note: Harley's "Motorcycle Segment" represents the results of the Company's Non-Financial Services Entities as presented in Harley's Form 10-K.
(1) Operating margin is calculated using operating income divided by revenues accumulated over the respective measurement period.
(2) FCF is defined as operating cash flow less capital expenditures over the relevant measurement period. FCF for Harley's Motorcycle Segment has been further adjusted to exclude any dividends from Harley's captive finance subsidiary, HDFS. EBITDA is measured as operating income plus depreciation and amortization, over the relevant measurement period.

6

Harley's Motorcycle Segment Profitability and Free Cash Conversion Have Declined Under Mr. Zeitz

- While the Company's "peer" group and timeframe are clearly not relevant comparisons, an apples-to-apples comparison of Harley's results in the five years prior to Mr. Zeitz's appointment as CEO to the results during his tenure as CEO reveals an alarming deterioration in margins and free cash conversion

- The reality is that Harley's Motorcycle Segment operating income margin and free cash flow conversion have both declined by approximately -500bps during Mr. Zeitz's tenure as CEO







Source: Company SEC filings.
Note: Harley's "Motorcycle Segment" represents the results of the Company's Non-Financial Services Entities as presented in Harley's Form 10-K.
(1) Operating margin is calculated using operating income divided by revenues accumulated over the respective measurement period.
(2) FCF is defined as operating cash flow less capital expenditures less dividends from HDFS, over the relevant measurement period. EBITDA is measured as operating income plus depreciation and amortization, over the relevant measurement period.

Harley's Motorcycle Segment Margin Advantage Has Disappeared Under Mr. Zeitz

- Given Harley's iconic brand and premium price point, it is not surprising that Harley generated an operating margin significantly above the Company's "peer" group

- However, under Mr. Zeitz, Harley's margin advantage has transformed into a margin gap to the Company's "peer" group, all of which lack an iconic brand







Source: BRP, Brunswick, H-D, Polaris, Thor, and Winnebago SEC filings.
Note: Harley's "Motorcycle Segment" represents the results of the Company's Non-Financial Services Entities as presented in Harley's Form 10-K.
(1) Operating margin is calculated using operating income divided by revenues accumulated over the respective measurement period.

The Company Continuously References the "Challenging" Environment, but the Motorcycle Industry is Growing

- In its SEC filing on April 25, 2025, the Company asserts that, "*Harley-Davidson is managing through one of the most challenging operating environments in its history*"

- While we acknowledge a challenging macroeconomic backdrop, we note that <u>total new motorcycle registrations in the U.S. have increased</u> over Mr. Zeitz's tenure

  - In stark contrast, new Harley registrations in the U.S. have <u>fallen</u> by -24% over Mr. Zeitz's tenure

  - All other manufactures have collectively grown their new motorcycle registrations in the U.S. by +23% during this period, implying a significant loss in Harley's market share under Mr. Zeitz



U.S. 601cc+ New Motorcycle Registrations: 2019 vs 2024

Harley-Davidson: 2019 = 124,040; 2024 = 94,383 (-24%)

All Other Manufacturers: 2019 = 128,802; 2024 = 158,773 (+23%)

■2019 ■2024

Source: Public SEC filings; H Partners primary research

The Company Continues to Misrepresent the Results of the Hardwire Strategy

In its April 25, 2025, presentation to shareholders, the Company touted its progress with data points that we believe are misleading and irrelevant.

Company Statement		Reality
"Returned highest profit category, U.S. Touring, to growth in 2021 with 74.5% market share in 2024 and ~5% growth year over year."	**REALITY CHECK** →	After investing hundreds of millions dollars in an all-new Touring lineup, total touring shipments have declined over Mr. Zeitz's tenure.
"Reduced dealer inventory by 4% in 4Q24 year-over-year and 19% as compared to 3Q24."	**REALITY CHECK** →	Days inventory held by the dealer network has increased over Mr. Zeitz's tenure, despite a deliberate effort to reduce inventory.
"Introduced entry-level motorcycle offerings in select markets."	**REALITY CHECK** →	Entry-level motorcycle shipments have fallen by nearly 75% over Mr. Zeitz's tenure.
"46% YoY growth in LiveWire's global retail in 2Q24, maintained its leading market share of 65% in the US 50-plus horsepower on-road EV segment."	**REALITY CHECK** →	LiveWire's 2024 revenue declined by 31% and was 93% below the Company's 2024 Hardwire target.
"Continued capabilities expansion for custom-built apparel in 2024."	**REALITY CHECK** →	Apparel sales shrank in 2024 and have declined over Mr. Zeitz's tenure.
"Performance of HDFS hit all-time high during the Hardwire strategic plan."	**REALITY CHECK** →	HDFS operating income in 2024 is 40% lower than its 2021 peak and is lower than when Mr. Zeitz was appointed as CEO.



Source: Company SEC filings; H Partners primary research.





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